Exhibit 99.1

STOCK EXCHANGE NOTIFICATION

April 6, 2017

Annual general meeting for Eksportfinans ASA held on April 6, 2017

Eksportfinans’ annual general meeting for 2017 took place today. The company’s annual report for 2016 is now available on the corporate website.

All proposed issues at the meeting were resolved including, but not limited to, the annual financial report for 2016 along with the board’s proposal not to pay dividends for the fiscal year 2016.

Furthermore, the annual general meeting reelected the board of directors, with the exception of Board member Marianne Heien Blystad who had wished to withdraw from the board after ten years’ service.

Toril Eidesvik was elected as new board member. She is a lawyer and CEO in TTS Group ASA. Ms. Eidesvik has considerable experience from shipping and finance, among others through her previous positions as CEO in EMS Seven Seas ASA and Green Reefers ASA. Please refer to the corporate website for a full overview of the elected officers.

Eksportfinans files the annual report on form 20-F for the fiscal year ended December 31, 2016 with the US Securities and Exchange Commission (SEC) within the end of April 2017.

Eksportfinans’ annual report and other financial reports are available on www.eksportfinans.no

For further information, please contact:

Chief Executive Officer Geir Bergvoll,

•	tel: +47 913 15 485

•	e-mail: gbv@eksportfinans.no

EVP Director of Staff / Communications Elise Lindbæk,

•	tel: +47 905 18 250

•	e-mail: el@eksportfinans.no

EVP Chief Financial Officer Geir Ove Olsen,

•	tel: +47 900 92 326

•	e-mail: goo@eksportfinans.no

Facts about Eksportfinans ASA

Eksportfinans manages a solid portfolio of loans to the Norwegian export industry and foreign buyers of Norwegian capital goods. The loans are guaranteed by GIEK (The Norwegian Guarantee Institute for Export Credits) and/or banks. The company also manages a substantial portfolio of international securities. The business is funded through bonds and commercial paper issued in the international capital markets. Eksportfinans was established in 1962 and is owned by banks operating in Norway and the Ministry of Trade, Industry and Fisheries on behalf of the Norwegian government. Entering 2017 total assets amounted to approximately NOK 33 billion. The company is staffed by highly skilled individuals and is located in Dronning Maud’s gate (Vika) in central Oslo.

For more information about Eksportfinans, please refer to www.eksportfinans.com

Forward-looking statements

Some of the information herein constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Eksportfinans’ control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.